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Enterra Energy Trust Announces Departure of Senior Vice President and
Chief Operating Officer

Calgary, Alberta - (Marketwire - August 14, 2009) - Enterra Energy Trust ("Enterra", "We" or the "Trust") announced that James Tyndall has made the decision to leave his role as Senior Vice President and Chief Operating Officer effective August 14, 2009.  "We are grateful for Mr. Tyndall’s efforts since he joined the Trust in 2006 and wish him the best in his future endeavors", expressed Don Klapko, President and Chief Executive Officer.

John Reader, the current Senior Vice President, Corporate Development will be assuming the additional position of Chief Operating Officer, effective immediately.

About Enterra Energy Trust

Enterra is an exploration and production oil and gas trust based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma. Enterra's trust units and debentures are listed on the Toronto Stock Exchange under the symbols ENT.UN, ENT.DB, ENT.DB.A and Enterra's trust units are listed on the New York Stock Exchange under the symbol ENT. The Trust's portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma. Current production is comprised of approximately 55 percent natural gas and 45 percent crude oil and natural gas liquids. Enterra has compiled a multi-year drilling inventory for its properties.

For further information please contact:

Blaine Boerchers
Chief Financial Officer
(403) 263-0262 or (877) 263-0262

info@enterraenergy.com
www.enterraenergy.com